UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 005-91913

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Unaudited Financial Information

Attached as Exhibit 99.1 to this Report of Foreign Private Issuer is the registrant’s unaudited condensed consolidated statements of financial position as at June 30, 2021 and December 31, 2020 and the registrant’s condensed consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2021 and 2020.

The information furnished in this Report on Form 6-K, including the exhibit related thereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Employment Agreements for Co-Presidents of Fusion Fuel USA, Inc.

On January 1, 2022, Fusion Fuel Green PLC (the “Parent”) and Fusion Fuel USA, Inc. (the “Company”) entered into an employment agreement with each of Zachary Steele and Jason Baran, respectively (the “Executives”, each an “Executive”), pursuant to which each agreed to serve as Co-President of the Company and Co-Head of Americas for the Parent (the “Employment Agreements”, each an “Employment Agreement”). Each Employment Agreement provides for the Executive’s initial employment term to run from the date of the Employment Agreement until December 31, 2024 and automatically renews for one-year terms thereafter. Each Executive’s Employment Agreement also establishes such Executive’s initial annual base salary as $210,000, subject to increase from time to time by the Renumeration Committee (the “Renumeration Committee”) of the Board of Directors of Parent (the “Board”), and provides for:

•	an annual performance bonus as determined by the Renumeration Committee. For calendar year 2022, such bonus will be between $100,000 and $400,000, payable in cash and stock, depending on the extent to which such Executive’s performance meets or exceeds performance goals set by the Renumeration Committee, with such amounts subject to increase but not decrease in future years as determined by the Renumeration Committee;

•	the Executive to be eligible to receive an annual option to purchase up to 50,000 Parent Class A common shares (“Shares”), as determined by the Board of Directors of Parent (the “Board”) in its discretion. Such annual options, to the extent awarded, shall be awarded on January 1st of each of 2023, 2024 and 2025, shall be 100% vested at the time of award, shall have an exercise price per Share equal to the grant date fair market value of a Share, determined based on the average closing trading price of the Shares over the five (5) consecutive trading day period ending on the date of grant, but in no event to be lower than $10.50 per Share, and shall be subject to a separate award agreement consistent with these terms; and

•	the following inducement awards under the Company’s 2021 Equity Incentive Plan:

o	an award of 25,000 time-based restricted stock units having a grant date fair market value per Inducement RSU equal to one Share, vesting in equal annual installments over three years, subject to the Executive’s continued employment with the Company or one of its affiliates and subject to a separate award agreement consistent with these terms;

o	an option to purchase 200,000 Shares of the Parent at an exercise price equal to the grant date fair market value of a Share, determined based on the average closing trading price of the Shares listed on an established securities exchange over the five (5) consecutive trading day period ending on the date of grant, but in no event to be lower than $10.50 per share, vesting in equal annual installments over three years, subject to the Executive’s continued employment with the Company or one of its affiliates and subject to a separate award agreement consistent with these terms; and

o	an option to purchase 200,000 Shares with an exercise price of $10.50 per share, vesting (100%) if and at such time that the closing trading price of a Share listed on any established securities exchange equals or exceeds $18.00 for twenty (20) trading days in a period of thirty (30) consecutive trading days, subject to the Executive’s continued employment with the Company or one of its affiliates and subject to a separate award agreement consistent with the foregoing terms.

Each Agreement also provides for the Executives to be reimbursed for certain expenses and to cause the Company to maintain such medical, dental, life and disability insurance plans (collectively, the “Insurance Benefits”), which the Executive may participate in, for the Company to provide the Executive certain benefits until the Company maintains such Insurance Benefits, and for additional “bonus” payments to the Executive if and to the extent that the Company cannot provide certain insurance benefits to the Executive without adverse tax consequences.

The foregoing description of the principal terms of each Executive’s employment is not complete and is qualified in its entirety by reference to the Employment Agreements, copies of which are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference.

The Company issued a press release on January 3, announcing its entry into the Employment Agreements.

Fusion Welcome – Fuel, S.A. Contingent Consideration Termination Agreement

On December 31, 2021, Parent, Fusion Welcome – Fuel, S.A., a public limited company domiciled in Portugal, sociedade anónima (“Fusion Welcome”), and certain shareholders of Fusion Welcome (the “Forfeiting Shareholders”) entered into a Contingent Consideration Forfeiture Agreement (the “Forfeiture Agreement”), pursuant which the Forfeiting Shareholders agreed to forfeit their right to contingent consideration they otherwise may have been entitled to (the “Contingent Consideration”) arising from the June 6, 2020 business combination agreement (the “Business Combination Agreement”) between (i) Parent, (ii) Fusion Welcome, (iii) the Forfeiting Shareholders, (iv) FalcFive, LDA, (v) HL Acquisitions Corp., a British Virgin Islands business company (“HL”), and (vi) Merger Sub Corp., a British Virgin Islands business company and wholly owned subsidiary of Parent. The forfeiture by the Forfeiting Shareholders pursuant to the Forfeiture Agreement has no effect on FalcFive, LDA’s right to Contingent Consideration arising under the Business Combination Agreement.

The foregoing description of the principal terms of the Forfeiture Agreement is not complete and is qualified in its entirety by reference to the Forfeiture Agreement, a copy of which is attached hereto as Exhibit 99.5 and incorporated herein by reference.

The Company issued a press release on January 3, announcing that the Forfeiting Shareholders had entered into the Contingent Consideration Forfeiture Agreement.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited Financial Information
99.2	Employment Agreement of Zachary Steele
99.3	Employment Agreement of Jason Baran
99.4	Press Release regarding Employment Agreements
99.5	Contingent Consideration Termination Agreement
99.6	Press Release regarding Termination Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: January 3, 2022	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Financial Officer